SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 12)

Fortune Industries, Inc. (FFI)

(Name of Issuer)

Common Stock, par value $0.10

(Title of Class of Securities)

34963X 20 0

(CUSIP Number)

Carolynn V. Hill, Esq.

Fortune Industries, Inc.

6402Corporate Drive

Indianapolis, Indiana 46278

(317) 472-5660

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 26, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No.	34963X 20 0	SCHEDULE 13D

1.	NAME OF REPORTING PERSONS

The Carter M. Fortune Living Trust as successor to Carter M. Fortune

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

 (a)    ☒

(b)    ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

Private Bank Loan

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

7,344,687

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

7,344,687

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,344,687

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

60%

14.	TYPE OF REPORTING PERSON

OO (Trust)

CUSIP No.	34963X 20 0	SCHEDULE 13D

1.	NAME OF REPORTING PERSONS

Tena Mayberry

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

 (a)    ☒

(b)    ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

Stock Grant by Issuer

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

50,000

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

50,000

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	34963X 20 0	SCHEDULE 13D

1.	NAME OF REPORTING PERSONS

Randy Butler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

 (a)    ☒

(b)    ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

Stock Grant by Issuer

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

30,000

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

30,000

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

IN

Item 1. Security and Issuer.

This Amendment No. 12 amends the Statement on Schedule 13D dated August 7, 2000, as amended on September 1, 2000, July 9, 2001, July 13, 2001, August 27, 2001, August 15, 2002, July 25, 2003, October 10, 2003, April 21, 2005, September 22, 2005, January 12, 2007 and March 2, 2007 ("Schedule 13D"), originally filed by David B. McLane, John F. Fisbeck and Carter M. Fortune relating to shares of Common Stock, $0.10 par value per share ("Common Stock"), of Fortune Industries, Inc., an Indiana corporation ("FFI") formerly known as WOW Entertainment, Inc., ("WOWI"), which was formerly known as American Gaming & Entertainment, Ltd. ("AGEL") The Company’s principal offices are located at 6402 Corporate Drive, Indianapolis, Indiana 46278. The par value of the Company’s Common Stock reflects the Reverse Stock Split of the Company’s Common Stock that was implemented on June 2, 2005.

Item 2. Identity and Background.

(a) This Amendment 12 to Schedule 13D is being filed by The Carter M. Fortune Living Trust, Carolynn V. Hill, Trustee (the “Trust”) as the successor to Carter M. Fortune, deceased and as sole member and controlling person of 14 West, LLC (“14 West”), Tena Mayberry (Ms. Mayberry) and Randy Butler (“Mr. Butler”). Ms. Mayberry and Mr. Butler have entered into agreements referenced in this filing through CEP, Inc., a Tennessee corporation, formed for the sole purpose of engaging in the leveraged buyout of FFI discussed herein.

(b) The business address of the Trust, Ms. Mayberry and Mr. Butler is 6402 Corporate Drive, Indianapolis, IN 46278.

(c) Trust, no principle occupation. Ms. Mayberry is the President and Chief Operating Officer of FFI. Mr. Butler is the Chief Financial Officer of FFI.

(d)-(e) During the last five years, none of the Trust, Mr. Fortune, the Trustee, Ms. Mayberry nor Mr. Butler have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Trust is organized under the laws of the state of Florida, United States of America. Ms. Mayberry and Mr. Butler are citizens of the United State of America.

Item 3. Source and Amount of Funds or Other Consideration.

No funds were required for the acquisition of the shares by the Trust, as Mr. Fortune contributed the shares to the Trust.

The proposed leveraged buyout of FFI discussed herein will be financed through a loan from Capstar Bank in the amount of $7 million secured by a pledge of the stock acquired. In addition, a note will be issued to the Trust in the amount of $6.3 million, which will be secured by a subordinated pledge of the shares.

Item 4. Purpose of the Transaction.

On January 15, 2010, Mr. Fortune entered into an agreement with John F. Fisbeck (“Mr. Fisbeck”) wherein Mr. Fortune acquired 1,797,001 shares of Common Stock previously owned by Mr. Fisbeck, and Mr. Fisbeck acquired 1,450,000 shares of Common Stock previously owned by 14 West, LLC in connection with Mr. Fisbeck’s resignation as Chief Executive Officer and director of FFI. Mr. Fisbeck has withdrawn from the Control Group as a result of the sale of his shares and resignation as Chief Executive Officer and director of FFI.

Additionally, on March 26, 2012 a new Control Group was formed pursuant to which it was intended that Mr. Fortune, Ms. Mayberry and Mr. Butler would inter into a transaction that would result in a leveraged buyout of FFI by CEP. Mr. Fortune, Ms. Mayberry and Mr. Butler signed an Agreement and Plan of Merger and a Shareholder Voting Agreement, attached as Annex A and C, respectively, to the Preliminary 14A filed on March 26, 2012 and incorporated herein by reference, and by their terms, the Agreement and Plan of Merger and Shareholder Voting Agreement are binding upon the Trust.

Once the transaction is completed, it is expected that FFI will no longer be an SEC reporting company and will be delisted from a national exchange.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The Trust beneficially owns 7,344,687 shares of FFI common stock, representing approximately 60% of the outstanding common stock of FFI. The Trust has sole dispositive and voting power over the following shares of common stock: Carter M. Fortune, 354,342, the Carter M. Fortune Living Trust, 6,084,853 and 14 West, LLC, 1,259,834. Ms. Mayberry beneficially owns and has sole dispositive and voting power over 50,000 shares of FFI common stock, and Mr. Butler beneficially owns and has dispositive and voting power over 30,000 shares of FFI common stock.

(c) Except as described under Items 3, 4 and 6, to the best knowledge of the Trustee, there were no other transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D by the persons named in response to paragraph a.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described under Items 3, 4 and 5 and as described in this Item 6, to the best knowledge of the Trustee, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Fortune’s estate, Mr. Butler, Ms. Mayberry or the Trust and any other person with respect to any securities of FFI, including but not limited to transfer or voting of any securities of FFI, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of FFI.

The Trust, Ms. Mayberry and Mr. Butler are affirming in this filing their membership in a "group" within the meaning of Rule 13d-5(b)(1). Although the Trust, Ms. Mayberry and Mr. Butler have taken ownership of the FFI stock in their individual names, the Trust, Ms. Mayberry and Mr. Butler may be considered to be acting together for the purpose of acquiring and holding the stock since Mr. Fortune, the Trust, 14 West, and CEP previously signed a Preferred Stock Purchase and Rollover Contribution Agreement whereby Mr. Fortune agreed to sell all of its preferred shares and the Trust and 14 West agreed to contribute all of their common shares to CEP. Mr. Fortune, the Trust, 14 West and CEP previously signed a Shareholder Voting Agreement whereby all of the parties agreed to vote in favor of the proposed leveraged buyout.

Shares owned by Mr. Fortune’s Estate and the Trust are pledged to Old National Bank as collateral for indebtedness unrelated to the Company. Following the intended transaction, Old National Bank will no longer have any security interest in the FFI securities.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

Exhibit A	Joint Filing Statement

Exhibit 7.1	Agreement and Plan of Merger dated March 26, 2012, attached as Annex A to the Preliminary 14A filed by the issuer on March 26, 2012 and incorporated herein by reference

Exhibit 7.2	First Amendment to Agreement and Plan of Merger dated May 16, 2012, attached as Annex A to the Preliminary 14A filed by the issuer on March 26, 2012 and incorporated herein by reference

Exhibit 7.3	Shareholder Voting Agreement dated March 26, 2012, attached as Annex C to the Preliminary 14A filed by the issuer on March 26, 2012 and incorporated herein by reference

Exhibit 7.4	Preferred Stock Purchase and Rollover Contribution Agreement, dated March 26, 2012, attached as Annex D-1 to the Preliminary 14A filed by the issuer on March 26, 2012 and incorporated herein by reference

Exhibit 7.5	First Amendment to Preferred Stock Purchase and Rollover Contribution Agreement, dated August 22, 2012

Exhibit 7.6	Rollover Contribution Agreement dated March 26, 2012, attached as Annex D-2 to the Preliminary 14A filed by the issuer on March 26, 2012 and incorporated herein by reference

Exhibit 7.7	Capstar Bank Term Sheet, dated January 14, 2013

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January ___, 2013

/s/ Carolynn V. Hill
The Carter M. Fortune Living Trust by Carolynn V. Hill, Trustee

/s/ Tena Mayberry
Tena Mayberry

/s/ Randy Butler
Randy Butler

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Amendment No. 12 to Schedule 13D is filed on behalf of each of us.

/s/ Carolynn V. Hill
The Carter M. Fortune Living Trust by Carolynn V. Hill, Trustee

/s/ Tena Mayberry
Tena Mayberry

/s/ Randy Butler
Randy Butler